DENISON MINES CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2015
(Expressed in U.S. Dollars, unless otherwise noted)

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) of Denison Mines Corp. and its subsidiary companies and joint arrangements (collectively, “Denison” or the “Company”) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of May 6, 2015 and should be read in conjunction with the Company’s unaudited interim consolidated financial statements and related notes for the three months ended March 31, 2015. The unaudited interim consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Readers are also encouraged to consult the audited consolidated financial statements and MD&A for the year ended December 31, 2014. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.

Other continuous disclosure documents, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F are available through its filings with the securities regulatory authorities in Canada at www.sedar.com and the United States at www.sec.gov/edgar.shtml.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this MD&A constitutes “forward-looking information", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", “forecasts", "intends", "anticipates", or "believes", or the negatives and/or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur", "be achieved" or “has the potential to”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this MD&A should not be unduly relied upon. This information speaks only as of the date of this MD&A. In particular, this MD&A may contain forward-looking information pertaining to the following: the likelihood of completing and benefits to be derived from corporate transactions; the estimates of Denison's mineral reserves and mineral resources; expectations regarding the toll milling of Cigar Lake ores; capital expenditure programs, estimated exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium (“U3O8”); possible impacts of litigation and regulatory actions on Denison; exploration, development and expansion plans and objectives; expectations regarding adding to its mineral reserves and resources through acquisitions and exploration; and receipt of regulatory approvals, permits and licences under governmental regulatory regimes.

There can be no assurance that such statements will prove to be accurate, as Denison's actual results and future events could differ materially from those anticipated in this forward-looking information as a result of the factors discussed under the heading “Risk Factors” in Denison’s Annual Information Form dated March 5, 2015 available at www.sedar.com, and in its Form 40-F available at www.sec.gov/edgar.shtml.

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being exhaustive. Statements relating to "mineral reserves" or "mineral resources" are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this MD&A to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources:
This MD&A may use the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

DENISON MINES CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2015
(Expressed in U.S. Dollars, unless otherwise noted)

2015 FIRST QUARTER HIGHLIGHTS

•

Continued Exploration Success at the Wheeler River Property: Denison completed a total of 17,700 metres in 26 drill holes during the winter program, resulting in the expansion of the Gryphon zone and the discovery of a new zone of uranium mineralization:

•

Expansion of basement hosted uranium at the Gryphon zone – Seven of the 12 drill holes targeting extensions of the Gryphon zone intersected significant uranium mineralization. The zone was extended up-plunge, down-plunge, and up-dip on two sections, with the best result coming from drill hole WR- 584B, which intersected 9.0% eU3O8 over 4.6 metres in the up-plunge direction.

•

Discovery of a new zone of unconformity hosted uranium 800 metres to the south of Gryphon – 14 drill holes were completed to explore for other areas of mineralization along strike to the south of the Gryphon zone. The highlight was drill hole WR-597, which intersected 2.8% eU3O8 over 4.0 metres at the unconformity, 800 metres to the south of the Gryphon zone.

•

Potential to add significant mineral resources at Wheeler River: The Gryphon zone is an important uranium discovery and has the potential to add significantly to the estimate of mineral resources at Wheeler River, which already includes the high grade Phoenix uranium deposit.

•

Expansion of unconformity hosted uranium at the Mann Lake property: At Denison’s 30% owned Mann Lake property, operated by Cameco Corp. (“Cameco”), the 2015 winter program was designed to explore for extensions of uranium mineralization intersected in 2014. A total of 7,570 metres in 11 drill holes was completed during the winter program. Drill hole MN-066-01 produced the best result to date on the property, intersecting 9.8% eU3O8 over 3.5 metres at the unconformity, roughly 300 metres south of the zone of uranium mineralization identified in 2014.

•

Encouraging exploration results from winter drilling at Hatchet Lake and Crawford Lake: A total of 12,613 metres was completed in 35 drill holes on 6 other properties operated by Denison. Highlights from the winter program include positive results at the Hatchet Lake project (December 31, 2014: Denison’s interest, 58.06%) and 100% owned Crawford Lake project. At Hatchet Lake, a zone of weakly mineralized, intense basement clay alteration, coincident with a strong fault zone within graphitic pelitic gneiss, was extended. At Crawford Lake, drilling confirmed the presence of an intense sandstone alteration zone associated with faulted graphitic pelitic gneiss along the entire 2,400 metre strike length of a conductor initially encountered in 2014.

•

Stream of toll milling revenue continues to grow in the first quarter of 2015: Approximately 693,000 pounds U3O8 was produced for the Cigar Lake Joint Venture (“CLJV”) at the McClean Lake mill, in which Denison holds a 22.5% interest. Denison recognized toll milling revenue of $0.2 Million in the quarter. Production has ramped up significantly in the early part of the second quarter, in line with the production plan, calling for six to eight million pounds U3O8 to be packaged during the year. The Company’s share of toll milling revenues for the year is expected to be approximately $2.1 Million.

•

CAD$15 Million offering of flow-through common shares to finance 2016 Canadian exploration: The Company announced a “bought deal” private placement in April 2015, which will ensure its exploration programs are fully funded up to the end of 2016.

ABOUT DENISON

Denison was formed under the laws of Ontario and is a reporting issuer in all Canadian provinces. Denison’s common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “DML” and on the NYSE MKT under the symbol “DNN”.

Denison is a uranium exploration and development company with interests in exploration and development projects in Canada, Zambia, Mali, Namibia and Mongolia. Including its 60% owned Wheeler project, which hosts the high grade Phoenix uranium deposit, Denison’s exploration project portfolio consists of numerous projects covering over 400,000 hectares in the eastern Athabasca Basin region of Saskatchewan. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities that is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest deposit and a 60% interest in the J Zone deposit on the Waterbury Lake property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill. Internationally, Denison owns 100% of the conventional heap leach Mutanga project in Zambia, 100% of the uranium/copper/silver Falea project in Mali, a 90% interest in the Dome project in Namibia, and an 85% interest in the in-situ recovery projects held by the Gurvan Saihan joint venture (“GSJV”) in Mongolia.

DENISON MINES CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2015
(Expressed in U.S. Dollars, unless otherwise noted)

Denison is engaged in mine decommissioning and environmental services through its Denison Environmental Services (“DES”) division, which manages Denison’s Elliot Lake reclamation projects and provides post-closure mine and maintenance services to a variety of customers.

Denison is also the manager of Uranium Participation Corporation (“UPC”), a publicly traded company listed on the TSX under the symbol “U”, which invests in uranium oxide and uranium hexafluoride.

SELECTED QUARTERLY FINANCIAL INFORMATION

	As at	As at
	March 31,	December 31,
(in thousands)	2015	2014

Financial Position:
Cash and cash equivalents	$13,616	$18,640
Short term investments	-	4,381
Long term investments	573	954
Cash, equivalents and investments	$14,189	$23,975

Working capital	$15,023	$22,542
Property, plant and equipment	$245,976	$270,388
Total assets	$278,035	$311,330
Total long-term liabilities	$37,635	$42,291

	2015	2014	2014	2014
(in thousands, except for per share amounts)	Q1	Q4	Q3	Q2

Results of Operations:
Total revenues	$2,328	$2,736	$2,351	$2,358
Net income (loss)	$(9,794)	$(4,652)	$(2,820)	$(11,564)
Basic and diluted earnings (loss) per share	$(0.02)	$(0.01)	$(0.01)	$(0.02)

	2014	2013	2013	2013
(in thousands, except for per share amounts)	Q1	Q4	Q3	Q2

Results of Operations:
Total revenues	$2,174	$2,413	$2,801	$2,902
Net income (loss)	$(12,667)	$(30,459)	$(45,477)	$(2,430)
Basic and diluted earnings (loss) per share	$(0.03)	$(0.06)	$(0.10)	$(0.01)

DENISON MINES CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2015
(Expressed in U.S. Dollars, unless otherwise noted)

RESULTS OF OPERATIONS

Revenues

Canada - Mining

During the first quarter of 2015, the McClean Lake mill continued to process ore received from the Cigar Lake mine under a toll milling agreement. The mill processed and packaged approximately 693,000 pounds U3O8 for the CLJV. The Company’s share of toll milling revenue from processing Cigar Lake ore at the McClean Lake mill, during the three months ended March 31, 2015, totaled $204,000. In 2014, toll milling revenue was only recognized in the fourth quarter, as the first drums of CLJV uranium were packaged in October 2014.

Services and Other

Revenue from DES during the three months ended March 31, 2015 was $1,640,000, compared to $1,625,000 during the same period in 2014. In the first quarter of 2015, DES experienced an increase in Canadian dollar revenues due to an increase in activity at certain care and maintenance sites, which was largely offset by the unfavourable fluctuation in foreign exchange rates applicable on the translation of revenues earned in Canadian dollars.

Revenue from the Company’s management contract with UPC was $484,000 during the three months ended March 31, 2015, compared to $549,000 for the same period in 2014. The decrease in revenues during the first quarter of 2015 was mainly due to fewer commissions earned on UPC’s purchases of uranium. Refer to RELATED PARTY TRANSACTIONS below for further details.

Operating Expenses

Canada

McClean Lake is comprised of several uranium deposits and a conventional mill and is located on the eastern edge of the Athabasca Basin in northern Saskatchewan, approximately 750 kilometres north of Saskatoon. The McClean Lake uranium mill is one of the world’s largest uranium processing facilities. Expansion of the mill from 13 to 24 million pounds annual U3O8 production capacity is ongoing. The expansion remains fully funded by the CLJV.

Operating expenses in Canada were $199,000 during the three months ended March 31, 2015, compared to $141,000 in the same period in 2014. Most of the operating expenses are attributable to activity involving the MLJV. Operating costs were higher during the first quarter of 2015 primarily due to depreciation of mill capital assets, as a result of processing the Cigar Lake ore at the McClean Lake mill as mentioned earlier.

Africa

Operating expenses in Africa were primarily related to costs incurred on the Falea project in Mali. Operating expenses in Africa during the three months ended March 31, 2015 and 2014 totaled $60,000 and $695,000, respectively. Operating expenses during 2015 were minimal, while engineering studies, a metallurgical test work program and environmental programs were underway during the first quarter of 2014 following the acquisition of the Falea project.

Services and Other

Operating expenses during the three months ended March 31, 2015 include costs relating to DES totaling $1,576,000, compared to $1,583,000 in the same period in 2014. During the first quarter of 2015, DES experienced an increase in Canadian dollar operating expenses due to an increase in activity at certain care and maintenance sites, which was offset by the favourable fluctuation in foreign exchange rates applicable on the translation of expenses denominated in Canadian dollars.

DENISON MINES CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2015
(Expressed in U.S. Dollars, unless otherwise noted)

Mineral Property Exploration

Denison is engaged in uranium exploration and/or development in Canada, Zambia, Mali, Namibia and Mongolia. While the Company has material interests in uranium projects in Asia and Africa, the Company is focused primarily on the eastern Athabasca Basin, in Saskatchewan, Canada, with numerous projects covering over 400,000 hectares. Global exploration expenditures were $6,135,000 during the three months ended March 31, 2015, with 90% of exploration expenditures being incurred in Canada. Global exploration expenditures totaled $6,597,000 during the same period in 2014. The decrease in global exploration expenditures during the first quarter of 2015 is mainly due to the favourable fluctuation in foreign exchange rates applicable on the translation of expenses denominated in Canadian dollars.

Canada

The Company’s land position in the eastern Athabasca Basin, as of March 31, 2015, is illustrated below:

DENISON MINES CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2015
(Expressed in U.S. Dollars, unless otherwise noted)

Denison’s share of exploration spending on its Canadian properties was $5,522,000 during the three months ended March 31, 2015, as compared to $6,254,000 during the same period in 2014. Exploration spending in Canada is seasonal with spending higher during the winter drilling programs (January to mid-April) and summer drilling programs (June to mid-October) in the Athabasca Basin. The table below summarizes the 2015 winter exploration activities.

 Canadian Exploration Activities – 2015 Winter Program (1)

Property	Denison’s ownership	Drilling in metres	Other ongoing activities
Wheeler River	60%	17,700 (26 holes)	Geophysical surveys
Bell Lake	100%	-	Geophysical surveys
Crawford Lake	100%	4,135 (8 holes)	Geophysical surveys
Hatchet Lake	58.06%(2)	2,547 (9 holes)	Geophysical surveys
Lynx Lake	58.42%(2)	1,338 (2 holes)	-
Mann Lake	30%	7,570 (11 holes)	-
Murphy Lake	58.94%(2)	-	Geophysical surveys
Moore Lake	100%	2,667 (7 holes)	-
Turkey Lake	100%	702 (5 holes)	-
Waterbury Lake	60%	1,224 (4 holes)	Geophysical surveys
Waterfound North	58.42%(2)	-	Geophysical surveys
Wolly	22.5%	5,169 (21 holes)	Geophysical surveys

Total		43,052 (93 holes)

(1)

The winter exploration drilling program commenced in January 2015 and was completed in April 2015. As a result, a portion of the drilling activities noted above, and discussed in additional detail below, are not reflected in the Company’s mineral property exploration expense for the three months ended March 31, 2015.

(2)	The Company’s ownership in these projects is as at December 31, 2014. Certain partners in these projects may not fund the 2015 programs and as a result, Denison’s interest may increase.

Wheeler River

The Wheeler River property lies in close proximity to existing mining and milling infrastructure between the McArthur River Mine and the Key Lake mill complex in the Athabasca Basin in northern Saskatchewan. Denison is the operator and holds a 60% interest in the project, while Cameco holds a 30% interest and JCU (Canada) Exploration Company, Limited (“JCU”) holds a 10% interest. Denison’s share of exploration costs at Wheeler River amounted to $1,753,000 during the three months ended March 31, 2015, compared to $1,848,000 in the same period in 2014.

Gryphon Zone

The Gryphon zone, located approximately three kilometres northwest of the high grade Phoenix uranium deposit, was discovered in 2014. The highest grade intersection to date at Gryphon was discovered in drill hole WR-573D1, which intersected 22.2% U3O8 over 2.5 metres.

DENISON MINES CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2015
(Expressed in U.S. Dollars, unless otherwise noted)

The 2015 winter drilling program at Wheeler River was designed to extend the Gryphon zone of basement hosted uranium mineralization discovered in 2014 and to explore for additional areas of mineralization near Gryphon. The efforts were successful, resulting in both the expansion of Gryphon and the discovery of a new area of unconformity hosted uranium mineralization 800 metres south of the Gryphon zone.

Denison completed a total of 17,700 metres in 26 drill holes during the winter program at Wheeler River. Seven of the 12 drill holes targeting extensions of the Gryphon zone intersected significant uranium mineralization. The zone was extended up-plunge, down-plunge, and up-dip on two sections. The best result was in drill hole WR-584B, which intersected 9.0% eU3O8 over 4.6 metres in the up-plunge direction.

The remaining 14 drill holes were completed to explore for other areas of mineralization along strike to the south of the Gryphon zone. The highlight was drill hole WR-597 intersecting 2.8% eU3O8 over 4.0 metres at the unconformity, 800 metres south of the Gryphon zone. Mineralization in this area straddles the unconformity, replacing the matrix of the basal sandstone or filling fractures in the underlying pelitic strata. The area is characterized by graphitic faults and a prospective alteration zone that extends from the south end of Gryphon. Additionally, there were several drill holes to the south of Gryphon that intersected weak uranium mineralization in the basement, which could represent the upper edge of additional Gryphon-like zones.

The table below provides highlights from the results of the 2015 winter drilling program at Wheeler River.

Gryphon Zone – 2015 Winter Drilling Highlights (1, 2)

			Down Hole Gamma Probe Results
Hole Number	Location	Mineralization	From (m)	To (m)	Length (m)	eU3O8(%)(3)
WR-584B	Up-plunge	Basement	641.6	646.2	4.6	9.0
WR-583D2(4)	Down-plunge	Basement	508.2	509.8	1.6	2.4
WR-571D2(4)	Up-Dip	Basement	512.6	517.9	5.3	3.2
WR-574D1(4)	Up-Dip	Basement	510.4	511.4	1.0	7.5
WR-595	South of Gryphon	Unconformity	525.0	526.2	1.2	1.0
WR-597	South of Gryphon	Unconformity	496.5	500.5	4.0	2.8

(1)

As the drill holes are angled steeply to the northwest and the basement mineralization is interpreted to dip moderately to the southeast, the true thickness is expected to be approximately 75% of the intersection lengths. As the unconformity mineralization is horizontal, the true thickness of the unconformity mineralization is expected to be approximately 90% of the intersection lengths.

(2)	Composited above a cutoff grade of 1.0% eU3O8.
(3)	eU3O8 is radiometric equivalent uranium from a total gamma down-hole probe.
(4)	Distances are measured from a wedge in a parent drill hole, not from surface.

The Gryphon zone consists of multiple stacked lenses with variable thicknesses that plunge to the northeast. Mineralization is hosted in basement gneisses and occurs from 100 to 250 metres below the sub-Athabasca unconformity (600 to 750 metres below surface). The zone is approximately 450 metres long (along the plunge) by 60 metres wide (across the plunge) and remains at least partially open in both plunge directions.

Gryphon Zone High Grade Uranium Discovery at Wheeler River

Gryphon Zone Upper Lens Inclined Longitudinal Section (Oriented 015/45E)

SW
NE
Sub-Athabasca unconformity
WR-597D1
WR-595 1.0% / 1.2 m (UC) and 0.2% / 5.8 m (Bsmt) and 0.3% / 1.8 m (Bsmt)
WR-597 2.8% / 4.0 m (UC) and 1.6% / 1.0 (Bsmt)
WR-591 (Bsmt) 0.2% / 1.0 m
WR-592 (Bsmt) 0.5% / 1.8 m
WR-598 (Bsmt) 0.4% / 1.0 m
WR-590 (Bsmt) 0.1% / 1.7 m and 0.1% / 3.3 m and 0.2% / 1.5 m
WR-589 (Bsmt) 0.2% / 1.0 m and 0.4% / 3.3 m and 0.1% / 1.0 m and 0.2% / 1.9 m
WR-593 (Bsmt) 0.3% / 1.3 m
WR-596
WR-588
WR-588D1
WR-587
WR-574 5.0% / 2.0 m and 1.5% / 1.0 m and 14.6% / 2.0 m
WR-574D1 (Bsmt) 1.3% / 2.0 m and 7.5% / 1.0 m and 1.1% / 1.0 m
WR-565
ZK-06
WR-576 0.2% / 1.0 m
WR-579
WR-580 2.7% / 2.0 m
WR-585A
WR-575 0.5% / 2.0 m
WR-572 2.5% / 1.0 m and 9.5% / 1.0 m and 1.8% / 1.0 m and 2.1% / 1.0 m
ZK-04
WR-584B 9.0% / 4.6 m
WR-577
WR-577D1 0.3% / 2.1 m and 0.3% / 1.0 m
WR-560 21.2% / 4.5 m (Lower Lens)
WR-568
WR-569A 2.4% / 1.0 m and 1.1% / 1.5 m and 3.8% / 3.0 m and 13.2% / 3.5 m and 12.4% / 1.0 m and 4.9% / 9.0 m and 3.6% / 2.0 m
WR-556 15.3% / 4.0 m
WR-571D2 (Bsmt) 3.2% / 5.3 m and 1.8% / 1.2 m
Gryphon Zone
WR-570 0.3% / 10.5 m and 0.3% / 3.0 m
WR-567 1.7% / 1.0 m and 1.6% / 3.0 m
WR-582 2.9% / 2.4 m
WR-564 1.2% / 1.0 m and 1.4% / 1.0 m and 1.5% / 1.0 m and 6.6% / 2.0 m and 3.4% / 1.0 m and 1.2% / 1.0 m and 2.1% / 1.0 m
WR-571 8.8% / 2.5 m and 1.9% / 1.0 m
WR-583 2.8% / 2.4 m
WR-583D2 1.5% / 2.2 m and 2.4% / 1.6 m
WR-578 0.5% / 4.5 m
WR-586
WR-573D1 22.2% / 2.5 m and 1.5% / 1.0 m
WR-583D1
WR-594
WR-586D1
Cross Section
Sub-Athabasca unconformity
WR-597 (Unconformity) 2.8% / 4.0 m
WR-595 (Unconformity) 1.0% / 1.2 m
WR-597D1
WR-597 (Basement) 1.6% / 1.0 m
WR-595
WR-597
WR-599
Pelite
Graphitic Pelite
Quartzite
Pegmatite
Sandstone
100 m
ATHABASCA BASIN
Uranium mines and deposits
Uranium mill
50 km
Midwest, Midwest A 49 million lbs. U_3O_8 (Ind)
Cigar Lake 217 million lbs. U_3O_8 (P&P)
McArthur River (P2N) 361 million lbs. U_3O_8 (P&P)
Wheeler River
Phoenix Deposit 70 million lbs. U_3O_8 (Ind)
Key Lake Mill
Sandstone
Basement
Mineralization Grade x Thickness >1 m%
Mineralization Grade x Thickness >20 m%
Gryphon Zone intersection
2014 Previously released results (% U_3O_8)
2015 Previously released results (% eU_3O_8)
New results (% eU_3O_8)
100 m

DENISON MINES CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2015
(Expressed in U.S. Dollars, unless otherwise noted)

Other Properties

During the three months ended March 31, 2015, the Company managed or participated in 11 other exploration programs in the Athabasca Basin (9 operated by Denison), including 8 drilling programs (6 operated by Denison). Developments at the Company’s high priority projects are discussed below.

Crawford Lake – Exploration costs during the three months ended March 31, 2015, totaled $934,000, compared to $167,000 during the same period in 2014. The winter drilling program confirmed the presence of an intense sandstone alteration zone associated with structurally disrupted graphitic gneiss along the entire 2,400 metre strike length of a conductor initially encountered in 2014. Crawford Lake is located just west of Wheeler River, approximately 10 kilometres south of Cameco’s Millennium deposit in the southeast portion of the Athabasca Basin, and is 100% owned by Denison.

Hatchet Lake – During the three months ended March 31, 2015, exploration costs amounted to $658,000, compared to $592,000 during the same period in 2014. During the winter program, drill hole TF-15-01 extended a zone of intense basement clay alteration with elevated uranium values. The highest uranium value obtained in TF-15-01 was 491 ppm U, and was accompanied by impressive trace element results that include elevated copper (up to 2.4%), nickel (up to 0.1%) and cobalt (up to 0.29%) . Hatchet Lake is located 16 kilometres north of the McClean Lake mill and is a joint venture with Anthem Resources Inc. (December 31, 2014: 41.94% interest).

Mann Lake – The Company’s share of exploration costs during the three months ended March 31, 2015 totaled $511,000. Denison’s 30% interest in the Mann Lake property was acquired by the Company in June 2014 through the acquisition of International Enexco Ltd. The 2015 winter program was designed to explore for extensions of uranium mineralization intersected in drill holes MN-060 (2.94% U3O8 over 4.8 metres) and MN-065 (4.8% U3O8 over 1.0 metres) in 2014. The winter program produced the best result to date on the property with drill hole MN-066-01 intersecting 9.8% eU3O8 over 3.5 metres at the unconformity, 300 metres along strike to the south of MN-060. Uranium in these drill holes is located along the sub-Athabasca unconformity at its intersection with a fault zone that marks a contact between granite gneiss and graphitic pelitic gneiss. Mann Lake is located 20 kilometres southwest of the McArthur River mine and is on trend with the Wheeler River project five kilometres to the south. Mann Lake is a joint venture with Cameco (52.5% interest and operator) and Areva Resources Canada (17.5% interest).

Africa

Exploration expenses in Africa during the three months ended March 31, 2015 and 2014 were $313,000 and $96,000, respectively. Exploration activity planned for 2015 has been designed to maintain the Company’s claims in good standing while advancing the exploration potential of its assets as part of a strategy to pursue a spin-out or disposal transaction when market conditions permit.

Zambia

Exploration expenditures during the three months ended March 31, 2015 and 2014 were $58,000 and $47,000, respectively, reflecting a relatively inactive quarter due to the rainy season. A program of excavator sampling and surficial geochemistry is scheduled to begin in the second quarter.

Mali

Exploration expenditures of $252,000 were incurred during the three months ended March 31, 2015, primarily relating to an airborne geophysical survey conducted in the quarter and designed to extend the results of a previously flown survey. Additionally, an application was made to renew the Falea exploration license. During the three months ended March 31, 2014, activities were minimal and exploration expenditures amounted to $29,000.

Namibia

No significant exploration work was completed on the Dome project during the three months ended March, 31, 2015. Similarly, no significant exploration work was carried out during the three months ended March 31, 2014.

DENISON MINES CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2015
(Expressed in U.S. Dollars, unless otherwise noted)

Mongolia

Exploration expenditures on the GSJV properties totaled $300,000 during the three months ended March 31, 2015, compared to $247,000 in the same period in 2014. Expenditures in both periods were primarily related to annual license payments, required to maintain the GSJV properties in good standing while the Company continues to explore strategic alternatives regarding its ownership interest in the GSJV. The Company currently has an 85% interest in the GSJV, with Mon-Atom LLC holding the remaining 15% interest.

General and Administrative

General and administrative expenses totaled $1,596,000 during the three months ended March 31, 2015, compared with $2,403,000 during the same period in 2014. These costs are mainly comprised of head office wages and benefits, office costs in multiple regions, audit and regulatory costs, legal fees, investor relations expenses and all other costs related to operating a public company with listings in Canada and the United States. General and administrative expenses decreased in the first quarter of 2015 mainly as a result of lower office expenses and a favourable fluctuation in foreign exchange rates applicable on the translation of Canadian dollars expenses.

Impairment – Mineral Properties

No impairment was recognized during the first quarter of 2015. During the three months ended March 31, 2014, the Company recognized a mineral property impairment charge of $1,658,000 associated with the Company’s release of its Black Lake land holdings in Canada.

Other Income and Expenses

The Company recognized other expenses of $5,280,000 during the three months ended March 31, 2015, compared to other expenses of $3,402,000 during the same period in 2014. The increase during the first quarter of 2015 is primarily due to an increase in foreign exchange losses due to unfavourable fluctuations in foreign exchange rates and losses recognized on investments carried at fair value, compared to gains recognized on investments carried at fair value during the comparable prior period.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $13,616,000 at March 31, 2015 compared with $18,640,000 at December 31, 2014. The decrease of $5,024,000 was primarily due to net cash used in operations of $7,049,000 and a net foreign exchange loss of $1,520,000 on the translation of currency balances at period end, offset in part by net cash provided by investing and financing activities of $3,141,000 and $404,000, respectively.

Net cash used in operating activities of $7,049,000 during the three months ended March 31, 2015 is comprised of a net loss for the period adjusted for non-cash items and changes in working capital items. Significant changes in working capital items during the period include an increase of $2,208,000 in trade and other receivables, partly offset by an increase of $1,872,000 in accounts payable and accrued liabilities.

Net cash provided by investing activities of $3,141,000 consists primarily of cash provided by the maturity of investments in debt instruments and the sale of investments in equity instruments totaling $4,031,000.

Net cash provided by financing activities of $404,000 largely reflects proceeds received from the issuance of common shares on the exercise of stock options and warrants.

As at March 31, 2015, the Company estimates it has spent CAD$7,749,000 on eligible Canadian exploration expenses towards its obligation under the flow-through share financing raised in August 2014 for gross proceeds of $14,997,000. The remaining balance of CAD$7,248,000 is expected to be incurred by December 31, 2015.

The Company holds the large majority of its cash in CAD denominated bank accounts. As at March 31, 2015, the Company’s cash and cash equivalents amount to CAD$17,246,000.

DENISON MINES CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2015
(Expressed in U.S. Dollars, unless otherwise noted)

Revolving Term Credit Facility

On January 30, 2015, the Company entered into an agreement with the Bank of Nova Scotia to amend the terms of a revolving term credit facility entered into in 2014 and to extend the maturity date to January 31, 2016. Under the amended agreement, the Company has access to credit of up to CAD$24,000,000. Use of the facility remains restricted to non-financial letters of credit in support of reclamation obligations.

The amended agreement contains a covenant to maintain a level of tangible net worth greater than or equal to the sum of $150,000,000 and a covenant to maintain a minimum balance of cash and equivalents of CAD$5,000,000 on deposit with the Bank of Nova Scotia. As security for the amended facility, Denison has provided an unlimited full recourse guarantee and a pledge of all of the shares of Denison Mines Inc. (“DMI”). DMI has provided a first-priority security interest in all present and future personal property and an assignment of its rights and interests under all material agreements relative to the McClean Lake and Midwest projects. The amended facility is also subject to letter of credit and standby fees of 2.40% and 0.75%, respectively.

Reclamation Sites

Elliot Lake – Spending on restoration activities at the Elliot Lake sites is funded from monies in the Elliot Lake Reclamation Trust Fund. At March 31, 2015, the amount of restricted cash and investments relating to the Elliot Lake Reclamation Trust fund was $2,414,000.

McClean Lake and Midwest – Under the Mineral Industry Environmental Protection Regulations, 1996, the Company is required to provide its pro-rata share of financial assurances to the Province. The Company has in place irrevocable standby letters of credit from a chartered bank in favour of Saskatchewan’s Ministry of Environment, totaling CAD$9,698,000 which relate to a previously filed reclamation plan. Under the preliminary plan submitted in November 2014, the Company expects to increase its pro-rata share of financial assurances to the Province to approximately CAD$22,446,000.

TRANSACTIONS WITH RELATED PARTIES

Uranium Participation Corporation

The Company is a party to a management services agreement with UPC. Under the terms of the agreement, the Company receives the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of CAD$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value in excess of CAD$100,000,000; and c) a fee, at the discretion of the Board of Directors of UPC, for on-going monitoring or work associated with a transaction or arrangement (other than a financing, or the purchase or sale of uranium).

The management services agreement was entered into on April 1, 2013 and has a three-year term. The agreement may be terminated by either party upon the provision of 120 days written notice.

The following management fees were received from UPC for the periods noted:

	Three Months Ended
	March 31,	March 31,
(in thousands)	2015	2014

Revenue
Management fees	$462	$418
Commission fees	22	131
	$484	$549

At March 31, 2015, accounts receivable includes $175,000 (December 31, 2014: $123,000) due from UPC with respect to the fees and transactions discussed above.

DENISON MINES CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2015
(Expressed in U.S. Dollars, unless otherwise noted)

Korea Electric Power Corporation (“KEPCO”)

In 2009, Denison entered into a strategic relationship agreement with its largest shareholder, KEPCO. Pursuant to the strategic relationship agreement, KEPCO is entitled to subscribe for additional common shares in Denison’s future share offerings. The strategic relationship agreement also provides KEPCO with a right of first opportunity if Denison intends to sell any of its substantial assets, a right to participate in certain purchases of substantial assets which Denison proposes to acquire and a right to nominate one director to Denison’s Board, so long as its share interest in Denison is above 5.0% . In January 2015, Mr. Tae Hwan Kim, KEPCO’s representative on Denison’s Board resigned and was replaced by Mr. Joo Soo Park.

As at March 31, 2015, KEPCO holds 58,284,000 shares of Denison representing a share interest of 11.5% .

As at March 31, 2015, Denison also holds a 60% interest in Waterbury Lake Uranium Corporation (“WLUC”) and Waterbury Lake Uranium Limited Partnership (“WLULP”) entities whose key asset is the Waterbury Lake property. The other remaining 40% interest in these entities is held by a consortium of investors (“KWULP”) of which KEPCO is the primary holder. When a spending program is approved by the participants, each participant is required to fund these entities based upon its respective ownership interest. Spending program approval requires 75% of the voting interest.

In January 2014, Denison agreed to allow KWULP to defer its funding obligations to WLUC and WLULP until September 30, 2015 in exchange for allowing Denison to carry out spending programs without obtaining the approval of 75% of the voting interest. As at March 31, 2015, KWULP has a funding obligation to WLUC and WLULP of CAD$802,000. Denison has recorded its proportionate share of this amount of $380,000 (CAD$481,000) as a component of trade and other receivables.

Other

During the three months ended March 31, 2015, all services and transactions with the following related parties were made on terms equivalent to those that prevail with arm’s length transactions:

•

Investor relations, administrative service fees and other expenses of $14,000 (March 31, 2014: $15,000) were incurred with Namdo Management Services Ltd, which shares a common officer with Denison. These services were incurred in the normal course of operating a public company. At March 31, 2015, an amount of $nil (December 31, 2014: $nil) was due to this company.

•

Legal fees of $nil (March 31, 2014: $107,000) were incurred with Cassels Brock & Blackwell, LLP, a law firm of which a member of Denison’s Board of Directors is a partner. In the prior year, the services and associated costs were mainly related to the acquisition of International Enexco Ltd. and the Company’s internal reorganization of its interests to consolidate its African holdings. At March 31, 2015, an amount of $nil (December 31, 2014: $1,000) was due to the law firm.

Compensation of Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers, vice-presidents and members of its Board of Directors.

The following compensation was awarded to key management personnel:

	Three Months Ended
	March 31,	March 31,
(in thousands)	2015	2014

Salaries and short-term employee benefits	$485	$640
Share-based compensation	117	141
Key management personnel compensation	$602	$781

DENISON MINES CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2015
(Expressed in U.S. Dollars, unless otherwise noted)

SUBSEQUENT EVENTS

Flow-Through Common Shares Offering

On April 29, 2015, the Company entered into an agreement with Dundee Securities Ltd. (the “Underwriters”), under which the Underwriters have agreed to purchase, on a “bought deal” private placement basis, 12,000,000 flow-through common shares of the Company at a price of CAD$1.25 per share for total gross proceeds of CAD$15,000,000. The closing of the Offering is expected to occur on or about May 26, 2015. The Company intends to use the gross proceeds for Canadian exploration expenses and will agree to renounce such expenses to subscribers no later than December 31, 2015.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

OUTSTANDING SHARE DATA

At May 6, 2015, there were 506,438,669 common shares issued and outstanding, stock options exercisable for 7,724,965 Denison common shares, and warrants exercisable for 517,127 Denison common shares for a total of 514,680,761 common shares on a fully-diluted basis.

OUTLOOK FOR 2015

The Company has completed a successful winter exploration program in Canada and plans to aggressively follow up with a summer exploration program on certain high priority projects. In general, the Company’s exploration, development and operation plans for 2015 remain unchanged at the end of the first quarter of the year. The Company, however, has modified its view of the USD$ to CAD$ exchange rate that will be applicable during 2015. Given the significant devaluation of the Canadian dollar early in the first quarter, the Company has revised its outlook to reflect a USD$ to CAD$ foreign exchange rate of 1.24, as compared to the original budgeted rate of 1.12.

	Previous	Current	Actual to
(in thousands)	Budget 2015 (1)	Outlook 2015 (1)	March 31, 2015 (3)
Canada (2)
Mineral Sales & Toll Milling Revenue	$3,410	$3,200	$202
Mineral Property Exploration	(14,210)	(12,890)	(5,687)
Development & Operations	(1,770)	(1,620)	(229)
	(12,570)	(11,310)	(5,714)
Africa
Zambia & Mali	(2,340)	(2,340)	(605)
	(2,340)	(2,340)	(605)
Asia
Mongolia	(725)	(725)	(490)
	(725)	(725)	(490)
Other Activities (2)
UPC Management	1,850	1,680	450
DES Environmental Services	170	150	(13)
Corporate General & Administration	(4,570)	(4,150)	(1,094)
	(2,550)	(2,320)	(657)

Total	$(18,185)	$(16,695)	$(7,466)

(1)	Only material operations are shown.
(2)	Previous Budget 2015 figures have been converted using a US$ to CAD$ exchange rate of 1.12. Current Outlook 2015 figures have been converted using a US$ to CAD$ exchange rate of 1.24.
(3)	The Company budgets on a cash basis. As a result, actual amounts represent a non-GAAP measure and excludes non-cash depreciation and amortization amounts of $398,000.

DENISON MINES CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2015
(Expressed in U.S. Dollars, unless otherwise noted)

Canada

Mineral Property Exploration

The 2015 budget for the Canadian exploration program is approximately CAD$23.1 million, of which Denison’s share is expected to be CAD$15.8 million. Denison’s exploration expenditures are largely being funded by the proceeds from the Company’s flow-through share offering completed in August 2014, which raised CAD$15.0 million.

The winter drilling program was completed in April 2015, while geophysical surveys remain underway on several properties as work continues on the development of a 34,000 metre summer exploration program for Denison operated properties. An aggressive summer exploration campaign is expected to include drilling programs on eight properties, all of which are operated by Denison: Wheeler River, Bell Lake, Murphy Lake, Waterbury Lake, Jasper Lake, Stevenson River, Crawford Lake and Bachman Lake.

Wheeler River

The 2015 budget for the exploration program at Wheeler River includes diamond drilling, ground geophysics and line cutting at a total cost of CAD$10.0 million (Denison’s share, CAD$6.0 million).

As the primary focus of the Company’s summer exploration program, 36 drill holes totaling 24,000 metres are planned for the Wheeler River property. Several new high priority targets were identified in the proximity of the Gryphon zone during the winter program, including the discovery of a new area of unconformity mineralization south of Gryphon. The Company plans to aggressively follow up on these targets during the summer exploration season and evaluate other prospective target areas on the property.

The Gryphon zone is an important uranium discovery and has the potential to significantly increase the resource base at Wheeler River, which is currently highlighted by the high grade Phoenix deposit with a total indicated mineral resource estimate of 70.2 million pounds U3O8 with grades over 19% U3O8 and a total inferred mineral resource estimate of 1.1 million pounds U3O8 with grades over 5% U3O8. The additional drilling planned at the Gryphon Zone during the summer of 2015 should be sufficient to support the preparation of an updated estimate of mineral resources for Wheeler River later in the year.

Mineral Sales, Toll Milling Revenue, Development & Operations

The 2015 production plan calls for between six million and eight million pounds U3O8 to be packaged at the McClean Lake mill during the year. Production is expected to be primarily from Cigar Lake ore, with supplemental ore from the McClean Lake joint venture stockpiles. Denison’s share of operating and capital expenditures at McClean Lake in 2015 is estimated at CAD$500,000. Denison’s expenditures are expected to be offset by toll milling fees and revenue from the sale of approximately 26,000 pounds U3O8, recovered from McClean Lake ores. Denison’s total revenue from operations is projected to be CAD$3.8 million.

Given the current forecasts for the price of uranium, the SABRE program will be kept on care and maintenance and the McClean North and Midwest projects will remain on stand-by in 2015. Total expenditures on SABRE are planned to be CAD$900,000 (Denison’s share, CAD$203,000), and total expenditures on McClean North and Midwest are planned to be CAD$375,000 (Denison’s share, CAD$94,000).

Reclamation expenditures at Elliot Lake are projected to be CAD$819,000.

Africa

The Company has budgeted spending approximately $2.3 million during 2015 to maintain its projects in good standing, while the Company waits for market conditions that will permit a spin-out or disposal of its African portfolio. On its wholly owned Mutanga project in Zambia, activities will focus on generating additional exploration targets through soil and radon sampling, excavator trenching and geological mapping. In Mali, activities will focus on an expansion of previous airborne geophysical surveying and renewing the exploration license for the Falea project.

DENISON MINES CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2015
(Expressed in U.S. Dollars, unless otherwise noted)

Asia

In Mongolia, the Company continues to pursue strategic alternatives for its 85% interest in the GSJV and expects to provide further guidance on its plans during the second quarter of the year. The budget for Mongolia is estimated to be $725,000 for 2015.

Other Activities

Management fees generated from Denison’s management services agreement with UPC are budgeted to be CAD$2.1 million in 2015.

At DES, revenue from operations is budgeted at CAD$7.4 million and operating and capital expenses are forecasted to be CAD$7.2 million.

Corporate general and administration expenses are forecast to be CAD$4.9 million in 2015 and include all head office wages and benefits, office costs, audit and regulatory costs, legal fees, investor relations expenses and all other costs related to operating a public company with listings in Canada and the United States.

CONTROLS AND PROCEDURES

The Company’s management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There has not been any change in the Company’s internal control over financial reporting that occurred during the three months ended March 31, 2015 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

RISK FACTORS

There are a number of factors that could negatively affect Denison’s business and the value of Denison’s common shares, including the factors listed in the Company’s Annual Information Form dated March 5, 2015 available at www.sedar.com, and in the Company’s Form 40-F available at www.sec.gov/edgar.shtml.

QUALIFIED PERSON

The disclosure of scientific and technical information regarding Denison’s properties in the MD&A was prepared by or reviewed by Steve Blower, P. Geo., the Company’s Vice President, Exploration, and Terry Wetz, P.E., the Executive Director of the GSJV, who are Qualified Persons in accordance with the requirements of NI 43-101. For a description of the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 5, 2015 available at www.sedar.com, and its Form 40-F available at www.sec.gov/edgar.shtml.